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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.            )*

Cantel Medical Corp. (Name of Issuer)
Common Stock, par value $0.10 per share (Title of Class of Securities)
858578 10 7 (CUSIP Number)

Barbara A. Wrigley
Minntech Corporation
14605 28th Avenue North
Minneapolis, Minnesota 55447
(763) 553-3300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 30, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  / /.

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following page(s))

[CUSIP No. 858578 10 7]

1	NAME OF REPORTING PERSON: Minntech Corporation S.S. or I.R.S. Identification No. of Above Person: 41-1229121

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) / /	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 1,686,405

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,686,405 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.6%

14	TYPE OF REPORTING PERSON
OO

Item 1. Security And Issuer.

    This statement on Schedule 13D relates to the common stock, par value $0.10 per share, of Cantel Medical Corp., a Delaware corporation. The principal executive offices of Cantel are located at Overlook at Great Notch, 150 Clove Road, 9th Floor, Little Falls, New Jersey 07424.

Item 2. Identity and Background.

    This statement is being filed by Minntech Corporation, a Minnesota corporation. The address of the principal office and principal business of Minntech is 14605 28th Avenue North, Minneapolis, Minnesota 55447. The name and business address of each executive officer and director of Minntech are listed on Exhibit 1 hereto.

    Minntech is a provider of products and services for the dialysis, medical device reprocessing, and filtration and separation markets. Its product portfolio and business strategies focus on the strengths of its advanced proprietary technologies in hollow fibers, automated disinfection and sterilization systems, and sterilants. Minntech's products are used in kidney dialysis, open-heart surgery, endoscopy, and in the preparation of pure water for medical, industrial, and laboratory uses. The company was founded in 1974, has been publicly held since 1983, and employs approximately 400 people. The principal occupation of each executive officer and director of Minntech is listed on Exhibit 1 hereto.

  (d)
  During the past five years, neither Minntech nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  During the past five years, neither Minntech nor, to the best of its knowledge, any of its executive officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

    Not applicable.

Item 4. Purpose of Transaction.

  (b)
  Cantel, Canopy Merger Corp., a wholly owned subsidiary of Cantel ("Merger Sub"), and Minntech have entered into an Agreement and Plan of Merger, dated as of May 30, 2001, pursuant to which Merger Sub will be merged with and into Minntech. Minntech will be the surviving corporation in the merger and will become a wholly owned subsidiary of Cantel. The Merger Agreement is incorporated herein by reference as Exhibit 2 hereto.

    Simultaneously with the execution and delivery of the Merger Agreement, Minntech entered into a Voting Agreement, dated as of May 30, 2001, with Charles Diker and certain other stockholders of Cantel (these stockholders, together with Mr. Diker, are called the "Cantel Stockholders") with respect to their shares of common stock of Cantel as follows:

  (1)
  Charles M. Diker—824,133 shares;

  (2)
  Alan J. Hirschfield—196,333 shares;

  (3)
  Bruce Slovin—150,000 shares;

  (4)
  James P. Reilly—113,450 shares;

  (5)
  Valerie T. Diker—154,875 shares;

  (6)
  Ann Reilly—87,115 shares;

  (7)
  Trust for Patricia Helen Diker—54,333 shares;

  (8)
  Trust for Mark Norman Diker—54,333 shares; and

  (9)
  Trust for Bruce Daniel Diker—51,833 shares.

    The shares of Cantel common stock held by the Cantel Stockholders represent approximately 37.6% of the Cantel common stock outstanding as of May 30, 2001, as represented by Cantel in the Merger Agreement.

    Each Cantel Stockholder has agreed that, during the term of the Voting Agreement, at each meeting of Cantel's stockholders convened to consider and vote upon the issuance of Cantel common stock pursuant to the Merger Agreement, the stockholder will vote (to the extent not voted by the person or persons appointed under the proxy granted pursuant to the Voting Agreement), all shares of Cantel common stock owned of record by the stockholder at the record date for the vote (including, except for any shares for which the Cantel Stockholder's sole voting power results from his or her having been named as proxy pursuant to the proxy solicitation conducted by Cantel in connection with the meeting, any shares of Cantel common stock over which the Cantel Stockholder has voting power, by contract or otherwise) in favor of the issuance of Cantel common stock to the shareholders of Minntech pursuant to the Merger Agreement. The Voting Agreement is incorporated herein by reference as Exhibit 3 hereto.

    Pursuant to the Voting Agreement, each Cantel Stockholder granted an irrevocable proxy, dated as of May 30, 2001, to William Hope (Chairman of Minntech) and Barbara A. Wrigley (Executive Vice President of Minntech), with full power of substitution, to vote, at any time before the termination of the Voting Agreement, all shares of Cantel common stock owned by such stockholder in accordance with the Voting Agreement. The form of proxy is included as Exhibit A to the Voting Agreement and is incorporated herein by reference.

    The preceding summary of certain provisions of the Merger Agreement, the Voting Agreement and the proxy, copies of which are incorporated by reference as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such documents.

Item 5. Interest in Securities of the Issuer.

  (a)
  Neither Minntech nor any of its executive officers or directors directly owns any shares of Cantel common stock as of the date hereof. Pursuant to the Voting Agreement and the irrevocable proxies granted to Minntech in connection with the Voting Agreement, Minntech may be deemed to beneficially own 1,686,405 shares of Cantel common stock, representing approximately 37.6% of all outstanding shares of Cantel common stock.

  (b)
  Pursuant to the Voting Agreement, Minntech may be deemed to have shared voting power with respect to 1,686,405 shares of Cantel common stock.

  (c)
  Other than Minntech's entering into the Merger Agreement and the Voting Agreement (and being granted irrevocable proxies in connection therewith), neither Minntech nor, to the best of its knowledge, any of its executive officers or directors, effected any transactions in the class of securities reported during the past 60 days.

  (d)
  Not applicable.

  (e)
  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Other than the matters disclosed in response to Items 4 and 5 above, neither Minntech nor, to the best of its knowledge, any of its executive officers or directors is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Cantel, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Executive officers and directors of Minntech Corporation.
2
Agreement and Plan of Merger, dated as of May 30, 2001, among Cantel Medical Corp., Canopy Merger Corp., and Minntech Corporation (incorporated by reference to Exhibit 2 to Minntech's Current Report on Form 8-K filed June 4, 2001, SEC file no. 0-11278).
3
Voting Agreement, dated as of May 30, 2001, among Minntech Corporation and the Cantel stockholders named therein (incorporated by reference to Exhibit 9 to Cantel's Current Report on Form 8-K filed May 31, 2001, SEC file no. 0-6132).

Signature

    After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 5, 2001	MINNTECH CORPORATION
		By:	/s/ BARBARA A. WRIGLEY
		Name:	Barbara A. Wrigley
		Title:	Executive Vice President

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Signature